September 19, 2011

BY EDGAR

Erin Martin, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:   Global Growth Trust, Inc.

        Post-Effective Amendment No. 4

        File No. 333-156479

Dear Ms. Martin:

On behalf of Global Growth Trust, Inc. (“GGT”), we are writing in response to comments issued orally by the Staff on August 25, 2011. To facilitate the Staff’s review, we have restated the comments and provided our responses below.

1.     Please disclose dilution per share as of December 31, 2010 based on an offering price of $10.00.

We have included the following disclosure in the Rule 424(b)(3) prospectus:

“Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing our net tangible book value per share and relevant information. Our net tangible book value per share is calculated as total book value of our assets minus total liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share, and is not intended to reflect the value of our assets upon an orderly liquidation of the Company.

Erin Martin, Esq.

September 19, 2011

Our net tangible book value at December 31, 2010 was $7.23, reflecting dilution in the value of our common stock from the issue price as a result of (i) operating losses that resulted primarily from general and administrative expenses since breaking escrow on April 26, 2010, (ii) the issuance of additional shares of our common stock as a result of our stock distributions declared through December 31, 2010, and (iii) fees paid in connection with our public offering, including selling commissions and marketing support fees re-allowed by our managing dealer to participating broker dealers.

The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) was $10.00 per share at December 31, 2010. Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.”

2.     Please explain how the anticipated yield on the Woodfield joint venture was calculated.

We have clarified the disclosure regarding calculation of the projected yield in the Rule 424(b)(3) prospectus as follows:

“The estimated development yield for the Long Point Project (yield on cost) is 8.38%. The estimated yield was calculated by dividing the estimated stabilized net operating income by the budgeted total project cost. Estimated stabilized net operating income was based on current rents for comparable properties in the applicable market.”

3.     In future filings, please indicate the signatory who serves as principal financial officer.

We will comply with this comment in future filings.

In connection with these responses, GGT acknowledges that:

•   GGT is responsible for the adequacy and accuracy of the disclosures in the filing;

Erin Martin, Esq.

September 19, 2011

•   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   GGT may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

If you have any questions or require additional information, please contact me a 202-942-5124.

Sincerely,

/s/ Richard E. Baltz
Richard E. Baltz